EXHIBIT 99.3

CISCO SYSTEMS

CAPITAL

Master Lease No. 2020

MASTER AGREEMENT TO LEASE EQUIPMENT

                THIS MASTER AGREEMENT TO LEASE EQUIPMENT (this “Agreement”) is entered into as of November 3, 1998 by and between CISCO SYSTEMS CAPITAL CORPORATION (“Lessor”), having its principal place of business at 170 West Tasman Drive, San Jose, California 95134 and VIP CALLING, INC., a Delaware Corporation (“Lessee”), having a principal place of business at 121 Middlesex Turnpike, Burlington, MA 01803.

I. THE LEASE

                1.1 Lease of Equipment. In accordance with the terms and conditions of this Agreement, Lessor shall lease to Lessee, and Lessee shall lease from Lessor, the personal property, including all substitutions, replacements, repairs, parts and attachments, improvements and accessions thereto and therein (the “Equipment”), described in the lease schedule(s) (each, a “Lease”) to be entered into from time to time into which this Agreement is incorporated. Each Lease shall constitute a separate, distinct, and independent lease and contractual obligation of Lessee. Lessor or its assignee shall at all times retain the full legal title to the Equipment, it being expressly agreed by both parties that each Lease is an agreement of lease only.

                1.2 Term of Lease. The original term (the “Original Term”) of the Equipment shall commence on the Commencement, and, subject to Sections 3.3 and 3.5 below, shall terminate on the date specified in the Lease. Except as specifically provided in this Section 1.2, no Lease may be terminated by Lessor or Lessee, for any reason whatsoever, prior to the end of the Original Term (the “Lease Term”). Notwithstanding any provision to the contrary contained in this Agreement, Lessee shall be deemed to accept the Equipment on the Commencement Date (as specified in each Lease).

                1.3 Rental Payments. Lessee shall pay Lessor monthly rent (“Rent”) for the Equipment in the amounts and at the times specified in the Lease provided, however, that no Rent shall be due or accrue with respect to any Lease prior to the date occurring six months after the date of the first lease. All Rent and other amounts payable by Lessee to Lessor hereunder shall be paid to Lessor at the address specified above, or at such other place as Lessor may designate in writing to Lessee from time to time. Lessor will provide Lessee with a single monthly invoice, detailing all Rent then owned with respect to Equipment under all leases then in effect. Freight charges for Equipment deliver to Lessee will be added to Lessor’s invoice and billed to Lessee with the first rental payment relating to such Equipment.

                1.4 Return of Equipment. Upon expiration of the Lease Term of the Equipment, Lessee shall immediately return the Equipment to Lessor as provided in Section 3.3 below. If Lessee fails to return any of the Equipment upon demand therefor by Lessor, Lessee shall pay Lessor, as the measure of Lessor’s damages, the Casualty Value (as defined in the applicable Lease) of such Equipment.

II. DISCLAIMERS AND WARRANTIES; INTELLECTUAL PROPERTY

                2.1 Disclaimers; Warranties. Lessee represents and acknowledges that the Equipment is of a size, design, capacity and manufacture selected by it, and that it is satisfied that the Equipment is suitable for its purposes. LESSOR LEASES THE EQUIPMENT AS IS, AND, NOT BEING THE MANUFACTURER OF THE EQUIPMENT, THE MANUFACTURER’S AGENT OR THE SELLER’S AGENT, MAKES NO WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, AS TO THE MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, DESIGN OR CONDITION OF THE EQUIPMENT. LESSOR SHALL NOT BE RESPONSIBLE FOR ANY LOSS OR DAMAGE RESULTING FROM THE INSTALLATION, OPERATION OR OTHER USE, OR DEINSTALLATION OF THE EQUIPMENT, INCLUDING, WITHOUT LIMITATION, ANY DIRECT, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGE OR LOSS.  Lessee shall look solely to the manufacturer or the supplier of the Equipment for correction of any problems that may arise with respect thereto, and, provided no Event of Default (as defined in Section 4.1) has occurred and is continuing, all warranties made by the manufacturer or such supplier are, to the degree possible, hereby assigned to Lessee for the Lease Term. Lessor shall not enter any agreement with the manufacturer or supplier of the Equipment that will restrict Lessee’s ability to look to such manufacturer or supplier to correct any such problem. To the extent any such warranty requires performance of any kind by the beneficiary of the warranty, Lessee shall perform in accordance therewith.

                2.2 Intellectual Property. Except as otherwise expressly provided in each Lease, LESSOR MAKES NO WARRANTIES OR REPRESENTATIONS WHATSOEVER WITH RESPECT TO THE INTELLECTUAL PROPERTY RIGHTS, INCLUDING, WITHOUT LIMITATION, ANY PATENT, COPYRIGHT AND TRADEMARK RIGHTS OF ANY THIRD PARTY WITH RESPECT TO THE EQUIPMENT, WHETHER RELATING TO INFRINGEMENT OR OTHERWISE. Lessor shall, when requested in writing by Lessee and at Lessee’s cost and expense, exercise, rights of indemnification, if any, for patent, copyright or other intellectual property infringement obtained from the manufacturer under any agreement for purchase of the Equipment. If notified promptly in writing of any action brought against Lessee based on a claim that the Equipment infringes a United States patent, copyright or other intellectual property right, Lessor shall promptly notify the manufacturer thereof for purposes of exercising, for the benefit of Lessee, Lessor’s rights with respect to such claim under any such agreement.

III. COVENANTS OF LESSEE

                3.1 Payments Unconditional; Tax Benefits; Acceptance. EACH LEASE SHALL BE A NET LEASE, AND LESSEE’S OBLIGATION TO PAY ALL RENT AND OTHER SUMS THEREUNDER, AND THE RIGHTS OF LESSOR IN AND TO SUCH PAYMENTS, SHALL BE ABSOLUTE AND UNCONDITIONAL, AND SHALL NOT BE SUBJECT TO ANY ABATEMENT, REDUCTION, SETOFF, DEFENSE, COUNTERCLAIM, INTERRUPTION, DEFERMENT OR RECOUPMENT, FOR ANY REASON WHATSOEVER. It is the intent of Lessor, and an inducement to Lessor, to enter into each Lease, to claim all available tax benefits of ownership with respect to the Equipment subject thereto. Lessee’s acceptance of the Equipment subject to a Lease shall be conclusively and irrevocably evidenced by Lessee executing an Acceptance Certificate with respect to such Equipment, and upon acceptance, such Lease shall be noncancellable for the Lease Term unless otherwise agreed to in writing by Lessor. Any nonpayment of Rent or other amounts payable under any Lease shall result in Lessee’s obligation to promptly pay Lessor as additional Rent on such overdue payment, for the period of time during which it is overdue (without regard to any grace period), interest at a rate equal to the lesser of (a) fourteen percent (14%) per annum, or (b) the maximum rate of interest permitted by law.

                3.2 Use of Equipment. Lessee shall use the Equipment solely in the conduct of its business, in a manner and for the use contemplated by the manufacturer thereof, and in compliance with all laws, rules and regulations of every governmental authority having jurisdiction over the Equipment or Lessee and with provisions of all policies of insurance carried by Lessee pursuant to Section 3.6 below. Lessee shall pay all costs, expenses, fees and charges incurred in connection with the use and operation of the Equipment.

                3.3 Delivery; Installation; Return; Maintenance and Repair; Inspection.  Lessee shall be solely responsible, at its own expense, for (a) the delivery of the Equipment to Lessee, (b) the packing, rigging and delivery of the Equipment back to Lessor, upon expiration or termination of the Lease Term, in good repair, condition and working order, ordinary wear and tear excepted, at the location(s) within the continental United States specified by Lessor, and (c) the installation, de-installation, maintenance and repair of the Equipment.  During the Lease Term, Lessee shall ensure that the Equipment is covered by amaintenance agreement, to the extent available, with the manufacturer of the Equipment or such other party, reasonably acceptable to Lessor. Lessee shall, at its expense, keep the Equipment in good repair, condition and working order, ordinary wear and tear excepted, and, at the expiration or termination of the Lease Term, or any renewal term, with respect to any of the Equipment, have such Equipment inspected and certified acceptable for maintenance service by the manufacturer, if such inspection and certification services are available from the manufacturer at such time. In the event any of the Equipment, upon its return to Lessor, is not in good repair, condition and working order, ordinary wear and tear excepted, Lessee shall be obligated to pay Lessor for the out-of-pocket expenses Lessor incurs in bringing such Equipment up to such status, but not in excess of the Casualty Value (as defined in the applicable Lease) for such Equipment, promptly after its receipt of an invoice for such expenses. Lessor shall be entitled to inspect the Equipment at Lessee’s location of reasonable times.

                3.4 Taxes. Lessee shall be obligated to pay, and hereby indemnifies Lessor and its successor and assigns against, and holds each of them harmless from, all license fees, assessments, and sales, use, property, excise and other taxes and charges, other than those measured by Lessor’s net income, now and hereafter imposed by any governmental body or agency upon or with respect to any of the Equipment, or the possession, ownership, use or operation thereof, or any Lease or the consummation of the transactions contemplated in any Lease or this Agreement. Notwithstanding the foregoing, Lessor shall file all required personal property tax returns, and shall pay all personal property taxes payable, with respect to the Equipment, Lessee shall pay to Lessor, as additional Rent, the amount of all such personal property taxes within fifteen (15) days of its receipt of an invoice for such taxes.

                3.5 Loss of Equipment. Lessee shall bear the entire risk of the Equipment being lost, destroyed or otherwise permanently unfit or unavailable for use from any cause whatsoever (an “Event of Loss”) after it has been delivered to common carrier for shipment to Lessee. If an Event of Loss shall occur with respect to any item of Equipment, Lessee shall promptly notify Lessor thereof in writing. On the rental payment date following Lessor’s receipt of such notice, Lessee shall pay to Lessor an amount equal to the rental payment or payments due and payable with respect to such item of Equipment on or prior to such date, plus a sum equal to the Casualty Value of such item of Equipment as of the date of such payment as set forth in such Lease. Upon the making of such payment by Lessee regarding any item of Equipment, the Rent for such item of Equipment shall cease to accrue, the term of this Lease as to such item of Equipment shall terminate and (except in the case of loss, theft or complete destruction) Lessor shall be entitled to recover possession of such item of Equipment in accordance with the provisions of Section 3.3 above. Provided that Lessor has received the Casualty Value of any item of Equipment, Lessee shall be entitled to the proceeds of any recovery in respect of such item of Equipment from insurance or otherwise.

                3.6 Insurance. Lessee shall obtain and maintain for the Lease Term at its own expense, property damage and liability insurance and insurance against loss or damage to the Equipment (including so-called extended coverage), as a result of theft and such other risks of loss as are normally maintained on equipment of the type leased hereunder by companies carrying on the business in which Lessee is engaged, in such amounts, in such form and with such insurers as shall be satisfactory to Lessor. Each insurance policy will name Lessee as insured and Lessor as an additional insured and loss payee thereof as Lessor’s interests may appear, and shall provide that it may not be canceled or altered without at least thirty (30) days prior written notice thereof being given to Lessor or its successor and assigns.

                3.7 Indemnity. Except with respect to the gross negligence or willful misconduct of Lessor, Lessee hereby indemnifies, protects, defends and holds harmless Lessor and its successors and assigns, from and against any and all claims, liabilities (including negligence, tort and strict liabilities), demands, actions, suits, and proceedings, losses, costs, expenses and damages, including without limitation, reasonable attorneys’ fees and costs (collectively, “Claims”), arising out of, connected with, or resulting from this Agreement, any Lease or any of the Equipment, including, without limitation, the manufacture, selection, purchase, delivery, possession, condition, use, operation, or return of the Equipment. Each of the parties shall give the other prompt written notice of any Claim of which it becomes aware. The provisions of this Section 3.7 shall survive the expiration or termination of this Agreement or any Lease.

                3.8 Prohibitions Related to Lease and Equipment. Without the prior written consent of Lessor, which consent shall not be unreasonably withheld or delayed, Lessee shall not: (a) assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Lease or any rights or obligations thereunder; (b) sublease any of the Equipment; (c) create or incur, or permit to exist, any lien or encumbrance with respect to any of the Equipment, or any part thereof; (d) move any of the Equipment from the location at which it is first installed; or (e) permit any of the Equipment to be moved outside the continental limits of the United States.

                3.9 Identification. Lessee shall place and maintain permanent markings provided by Lessor on the Equipment evidencing ownership, security and other interests therein, as specified from time to time by Lessor.

                3.10 Alterations and Modifications. Lessee shall not make any additions, attachments, alterations or improvements to the Equipment without the prior written consent of Lessor, which consent shall not be unreasonably withheld or delayed. Any addition, attachment, alteration or improvement to any item of Equipment shall belong to and become the property of Lessor unless, at the request of Lessor, it is removed prior to the return of such item of Equipment by Lessee. Lessee shall be responsible for all costs relating to such removal and shall restore such item of Equipment to its operating condition that existed at the time it became subject to the applicable Lease, ordinary wear and tear excepted.

                3.11 Equipment to be Personal Property. Lessee acknowledges and represents that the Equipment shall be and remain personal property, notwithstanding the manner in which it may be attached or affixed to realty, and Lessee shall do all acts and enter into all agreements necessary to ensure that the Equipment remains personal property.

                3.12 Financial Statements. Lessee shall promptly furnish to Lessor such financial or other statements respecting the condition and operations of Lessee, and information respecting the Equipment, as Lessor may from time to time reasonably request, so long as Lessee is not subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

                3.13 Lessee Representations. Lessee hereby represents that, with respect to this Agreement and each Lease: (a) the execution, delivery and performance thereof by Lessee have been duly authorized by all necessary corporate action; and (b) the individual executing such document is duly authorized to do so; (c) such document constitutes a legal, valid and binding obligations of Lessee, enforceable in accordance with its terms.

IV. DEFAULT AND REMEDIES

                4.1 Events of Default. The occurrence of any of the following shall constitute an “Event of Default” hereunder: (a) Lessee shall fail to pay any Rent or other payment due hereunder with five (5) days after it becomes due and payable; (b) any material representation or warranty of Lessee made in this Agreement, any Lease, or in any document furnished pursuant to the provisions of this Agreement or otherwise, shall prove to have been false or misleading in any material respect as of the date when it was made; (c) Lessee shall fail to perform any material covenant, condition or agreement made by it under any Lease, and such failure shall continue for twenty (20) days after its receipt of notice thereof; (d) bankruptcy, receivership, insolvency, reorganization, dissolution, liquidation or other similar proceedings shall be instituted by or against Lessee or all or any part of its property under the Federal Bankruptcy Code or other law of the United States or of any other competent jurisdiction, and, if such proceeding is brought against Lessee, it shall consent thereto or shall fail to cause the same to be discharged within thirty (30) days after it is filed; (e) Lessee shall be in material default under any agreement with respect to the installation of any of the Equipment; or (f) Lessee or any guarantor of Lessee’s obligations under any Lease shall be in payment default under any other agreement with Lessor or Cisco Systems, Inc.

                4.2 Remedies. If an Event of Default hereunder shall occur and be continuing, Lessor may exercise any one or more of the following remedies: (a) terminate any or all of the Leases and Lessee’s rights thereunder; (b) proceed, by appropriate court action or actions, to enforce performance by Lessee of the applicable covenants of any or all of the Leases or to recover damages for the breach thereof; (c) recover from Lessee an amount equal to the sum of (i) all accrued and unpaid Rent and other amounts due under any or all of the Leases (d) personally, or by its agents, take immediate possession of any or all of the Equipment from Lessee and, for such purpose, enter upon Lessee’s premises where any of the Equipment is located with or without process of law and free from all claims by Lessee other than claims for damages resulting from Lessor’s negligence, recklessness or willful misconduct during such entry; provided however, that the Lessor provides sufficient notice to Lessee to enable Lessee to remove from such Equipment any proprietary or confidential information of the Lessee and any third-party software that might be stored in or on such Equipment; and (e) require the Lessee to assemble the Equipment and deliver the Equipment to Lessor at a location which is reasonably convenient to Lessor and Lessee. The exercise of any of the foregoing remedies by Lessor shall not constitute a termination of any Lease or this Agreement unless Lessor so notifies Lessee in writing. However Lessee shall not owe any additional Rent with respect to Equipment taken by or returned to Lessor.

                4.3 Disposition of Equipment. In the event, upon the occurrence of an Event of Default, Lessor repossesses any of the Equipment, Lessor may sell or lease any or all of such Equipment, at one or more public or private sales. The proceeds of (i) any rental of the Equipment for the balance of the Original Term (discounted to present value at the rate of five percent (5%) per annum) and (ii) any sale of the Equipment shall be applied to the payment of (A) all costs and expenses (including, without limitation, reasonable attorneys’ fees) incurred by Lessor in retaking possession of, and removing, storing, repairing, refurbishing and selling or leasing such Equipment and (B) the obligations of Lessee to Lessor pursuant to this Agreement. Lessee shall remain liable to

Lessor for any deficiency.

V. MISCELLANEOUS

                5.1 Performance of Lessee’s Obligations. Upon Lessee’s failure to pay Rent (or any other sum due hereunder) or perform any obligation hereunder when due, Lessor shall have the right, but shall not be obligated, to pay such sum or perform such obligation, whereupon such sum or cost of such performance shall immediately become due and payable hereunder as additional Rent, with interest thereon at the highest legal rate from the date such payment or performance was made.

                5.2 Quiet Enjoyment. So long as no Event of Default shall have occurred and be continuing, neither Lessor nor its assignee shall interfere with Lessee’s right of quiet enjoyment and use of the Equipment.

                5.3 Further Assurances. Lessee and Lessor shall, upon the request of the other, from time to time, execute and deliver such further documents and do such further acts as the other may reasonably request in order fully to effect the purpose of this Agreement, any Lease and Lessor’s and Lessee’s rights thereunder. Lessor is authorized to file a financing statement, signed only by Lessor in accordance with the Uniform Commercial Code or signed by Lessor as Lessee’s attorney in fact, with respect to any of the Equipment.

                5.4 Right and Remedies. Each and every right and remedy granted to Lessor under any Lease shall be cumulative and in addition to any other right or remedy therein specifically granted or now or hereafter existing in equity, at law, by virtue of statute or otherwise, and may be exercised by Lessor from time to time concurrently or independently and as often and in such order as Lessor may deem expedient. Any failure or delay on the part of Lessor in exercising any such right or remedy, or abandonment or discontinuance of steps to enforce the same, shall not operate as a waiver thereof or affect Lessor’s right thereafter to exercising the same. Waiver of any right or remedy on one occasion shall not be deemed to be a waiver of any other right or remedy or of the same right or remedy on any other occasion.

                5.5 Notices. Any notice, request, demand, consent, approval or other communication provided for or permitted hereunder shall be in writing and shall be conclusively deemed to have been received by a party hereto on the day it is delivered to such party at its address set forth above (or at such other addresses such party shall specify to the other party in writing), or if sent by registered or certified mail, return receipt requested, on the fifth day after the day on which it is mailed, postage prepaid, addressed to such party.

                5.6 Section Headings; Counterparts. Section headings are inserted for convenience of reference only and shall not affect any construction or interpretation of this Agreement. This Agreement and each Lease may be executed in counterparts, and when so executed each counterpart shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

                5.7 Entire Lease. This Agreement and each Lease constitute the entire agreement between Lessor and Lessee with respect to the lease of the Equipment. No amendment of, or any consent with respect to, any provision of this Agreement or any Lease shall bind either party unless set forth in a writing, specifying such waiver, consent, or amendment, signed by both parties. TO THE EXTENT PERMITTED BY APPLICABLE LAW AND NOT OTHERWISE SPECIFICALLY PROVIDED TO LESSEE IN THIS AGREEMENT, LESSEE HEREBY WAIVES ANY AND ALL RIGHTS OR REMEDIES CONFERRED UPON A LESSEE UNDER THE CALIFORNIA COMMERCIAL CODE, AND ANY OTHER APPLICABLE SIMILAR CODE OR STATUTES OF ANOTHER JURISDICTION, WITH RESPECT TO A DEFAULT BY LESSOR UNDER THIS AGREEMENT OR ANY LEASE.

                5.8 Severability. Should any provision of this Agreement or any Lease be or become invalid, illegal, or unenforceable under applicable law, the other provisions of this Agreement and such Lease shall not be affected and shall remain in full force and effect.

                5.9 Attorneys’ Fees. Should either party institute any action or proceeding to enforce this Agreement or any Lease prevailing party shall be entitled to receive from the other party all reasonable out-of-pocket costs and expenses, including, without limitation, attorneys’ fees.

                5.10 Governing Law and Jurisdiction. THIS LEASE SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF CALIFORNIA WITH RESPECT TO AGREEMENTS ENTERED INTO, AND TO BE PERFORMED, ENTIRELY IN CALIFORNIA. LESSOR AND LESSEE WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY LITIGATION ARISING FROM THIS AGREEMENT OR ANY LEASE. LESSEE CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE COURTS OF CALIFORNIA, AND THE FEDERAL COURTS SITTING IN THE STATE OF CALIFORNIA, FOR THE RESOLUTION OF ANY DISPUTES HEREUNDER.

                5.11 Survival. All obligations of Lessee to make payments to Lessor under any Lease or to indemnify Lessor, pursuant to Section 3.4 or 3.7 above, with respect to a Lease, and all rights of Lessor hereunder with respect to a Lease, shall survive the termination of such Lease.

LESSEE, BY THE SIGNATURE BELOW OF ITS AUTHORIZED REPRESENTATIVE, ACKNOWLEDGES THAT IT HAS READ THIS LEASE, UNDERSTANDS IT, AND AGREES TO BE BOUND BY ITS TERMS AND CONDITIONS.

LESSOR:		LESSEE:

CISCO SYSTEMS CAPITAL		VIP CALLING, INC.
CORPORATION

By:	/s/ Sam Zaidins	By:	/s/ Michael J. Hughes
(Authorized Signature)		(Authorized Signature)

Sam Zaidins
Manager, Customer Service & Operations
Cisco Systems Capital		Michael J. Hughes, CFO
(Name/Title)		(Legal Name/Title)

11/5/98		11/3/98
(Date)		(Date)

DJ Long, Vice President, Corporate Development

iBasis, Inc.

20 Second Avenue

Burlington, MA 01803

Dear Mr. Long:

Cisco Systems Capital Corporation (“CSC”), a wholly owned subsidiary of Cisco, Inc. (“Cisco Systems”), specializes in providing innovative finance solutions for Cisco Systems products and services. We are pleased to present this proposal (“Proposal”) for the transaction described below:

LESSOR:	Cisco Systems Capital Corporation

LESSEE:	iBasis, Inc.

EQUIPMENT:	Refinance existing Portfolio of Leases

MAXIMUM EQUIPMENT COST:	Approximately $61,000,000.00

SEGMENT ONE:	Lease Schedules 1-16

SEGMENT TWO:	Lease Schedules 17-33

LEASE TYPE:

Segment One Interest only, payable monthly in arrears; for 6 months commencing 11-01-01 with existing principal payments suspended for 6 months and re-amortized after the six months interest only period in the remaining original term of each schedule.

Segment Two Interest only for 6 months with interest accrued and added to the original principal and amortized fully over a 30 month term.

INTEREST RATE	Segment One 12%; Segment Two 15%

Confidential

PERIODIC RENT PAYMENT:	To be recomputed based on the Lease Schedule restructuring.

SERVICE COSTS AND MAINTENANCE:	All Lease Schedules comprised of services will maintain their existing terms.

PREPAYMENT OPTION:	Lessee may prepay all outstanding lease obligations as of 11-30-01 at 75% of the total amount due.

RENTAL PAYMENTS/INTERIM RENT:

Monthly Rental Payment will be in arrears, but deemed acceptance of the equipment will take place 30 days after shipment of the final piece of equipment per schedule and if Lessee has not previously notified Lessor that such Equipment fails to conform to the specifications agreed to between Lessee and Lessor or the description of the Equipment as set forth on the applicable Equipment Schedule. There is no interim rent, and commencement of rental payments will occur on the 1st of the month on or after acceptance or deemed acceptance date.

NET LEASE:

This is a net lease transaction under which all costs and liabilities, including without limitation, for insurance, maintenance and taxes, are paid by Lessee for the term of the lease. Transferable manufacturer’s guarantees or warranties will be passed on to Lessee, assuming due performance of Lessee obligations.

INSURANCE COVERAGE	An updated binder evidencing insurance coverage will be required.

ADDITIONAL REQUIREMENTS:	All outstanding schedules must be executed and returned by CSC by 11-12-01 and all payments due under any schedule must be paid in full by 11-30-01 or before the refinancing agreement is consummated.

INVOICING:	Not less frequently than monthly.

CASUALTY VALUE:	Starting at 110% of Equipment Cost, such amount to decrease from month to month thereafter by 2.15% of Equipment Cost.

Confidential

EARLY TERMINATION:	Present Value of the remaining outstanding rental discounted at 5% plus all applicable taxes.

END OF LEASE OPTIONS:	As already documented for the various schedules.

UTILIZATION PERIOD:	Must be fully documented no later than 11-30-01 with a start date of 11-01-01.

DOCUMENTATION FEE:	None.

OTHER FEES:	None.

CREDIT APPROVAL:

This Proposal includes only a brief description of the substantive terms and conditions of the contemplated lease transactions and is not intended as a formal commitment of credit by CSC or Cisco Systems. Any funding by CSC for the purchase of equipment is subject to the ongoing credit approval of CSC (including the absence of any material adverse change, in the judgment of CSC, in the business or financial condition or prospects of Lessee) and to satisfactory documentation including as described below. You agree to provide two years’ audited financial statements, bank references, a completed credit application and any other required credit information along with the signed copy of this Proposal. You hereby authorize CSC an/or its agents to make a complete credit investigation and to relate this information to others as necessary to secure credit approval.

The parties acknowledge that the financing contemplated by this Proposal is subject to the above-referenced conditions and the execution and delivery of all appropriate documents (in form and substance satisfactory to CSC), including without limitation, to the extent applicable, the Master Lease Agreement, any Schedule, certificate of acceptance, lease assignment of purchase order, UCC financing statements, legal opinion and other documents and agreements reasonably required by CSC. You agree to execute and return to CSC, within 5 days of receipt, the Master Lease Agreement. Please indicate your acceptance of all of the terms and conditions set forth herein by signing and dating this Proposal in the space provided below by no later than November 12, 2001, at which time this Proposal will expire if not accepted.

This Proposal is confidential and may not be disclosed to any person or entity without our consent. Lessee agrees that it shall not, without CSC’s prior written consent, disclose the existence or terms of any financing facility with CSC, use the name or logo of CSC or Cisco Systems in any press release, advertisement or other public pronouncement, or represent to any person that the relationship between CSC or Cisco Systems and Lessee is other than that of lessor and lessee and vendor and equipment purchaser. Notwithstanding the foregoing, iBasis may disclose the proposal or the financing facility if required by court order, investigative subpoena, or if required to comply with U.S. Securities and Exchange Commission rules. Prior notice must be given to the Lessor prior to any disclosure.

Confidential

Thank you for the opportunity to present this Proposal. We look forward to doing business with you. If you have any questions, please do not hesitate to call me at 781-402-6597.

Sincerely,

CISCO SYSTEMS CAPITAL CORPORATION

By:	Jim Hogan
Name: James E. Hogan
Title: Lease Manager

ACKNOWLEDGED AND AGREED:

IBASIS, Inc.

By:
(Authorized Signature)

Name:

Title:

Dated:

Lessee is/is not [CIRCLE ONE] willing to accept scheduling of partial purchase order shipments. [Note: Failure to circle either option shall be deemed an instruction not to schedule partial purchase order shipments.]

Confidential